As filed with the Securities and Exchange Commission on July 17, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

under

SCHEDULE B

of

THE SECURITIES ACT OF 1933

Export Development Canada

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

PASCALE DUGRÉ-SASSEVILLE

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

(Name and address of Authorized Agent of the Registrant in the United States)

It is requested that copies of all notices and communications from the Securities and Exchange Commission be sent to:

Robert W. Mullen, Jr. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005	Brian Laffin Vice-President and Treasurer Export Development Canada 150 Slater Street Ottawa, Ontario, Canada K1A 1K3

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective as described herein.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount being registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee(1)
Debt Securities	U.S.$3,000,000,000	100%	U.S.$3,000,000,000	U.S.$200,206.20

(1)	This Registration Statement and the Prospectus included herein relate to U.S.$3,000,000,000 of debt securities, of which U.S.$1,253,000,000 of debt securities was previously registered, and remain unsold, under the Registrant’s Registration Statement No. 333-162531 declared effective on December 17, 2009. U.S.$69,917.40 of the total registration fee paid by the Registrant with Registration Statement No. 333-162531 and calculated in accordance with the fees then in effect (which relates to the U.S.$1,253,000,000 of debt securities registered under Registration Statement No. 333-162531) has been applied to the total registration fee to be paid with this Registration Statement pursuant to Rule 457 under the Securities Act of 1933, as amended (the “Securities Act”). A fee of U.S.$200,206.20 (calculated in accordance with the fees currently in effect) is being paid herewith for an aggregate principal amount of U.S.$1,747,000,000 of additional debt securities registered hereunder.

(2)	Estimated solely for the purpose of determining the registration fee.

(3)	Plus such additional principal amount as may be necessary such that, if the debt securities are issued with an original issue discount or denominated in a currency other than United States dollars, the aggregate initial offering price will not exceed U.S.$3,000,000,000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to U.S.$1,253,000,000 of debt securities registered under the Registrant’s Registration Statement No. 333-162531 under Schedule B and not previously sold in the United States. In the event any such previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 17, 2012

PROSPECTUS

U.S.$3,000,000,000

Debt Securities

Export Development Canada

(An agent of Her Majesty in right of Canada)

Exportation et développement Canada

(Mandataire de Sa Majesté du Chef du Canada)

Export Development Canada intends to offer up to U.S.$3,000,000,000 of its debt securities, or the equivalent in other currencies. The debt securities will be offered from time to time in amounts and at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. You should read this prospectus and supplements carefully before you invest.

The debt securities will constitute direct unconditional obligations of Export Development Canada and as such will carry the full faith and credit of Canada and will constitute direct unconditional obligations of and by Canada. The payment of the principal of and interest on the debt securities will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

For each offer and sale of debt securities under this prospectus, we will provide a prospectus supplement, and if applicable, a pricing supplement with the specific terms of each issue.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2012.

ABOUT THIS PROSPECTUS

This prospectus has been filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may sell the debt securities described in this prospectus in one or more offerings. The total aggregate proceeds of debt securities offered and sold in the United States or in circumstances where registration of the debt securities is required may not exceed U.S.$3,000,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, or denominated in a currency other than United States dollars, the aggregate initial offering price will not exceed U.S.$3,000,000,000). This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below. EDC has not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or any applicable prospectus supplement. EDC takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this prospectus and any applicable prospectus supplement, as well as the information previously filed by EDC or Canada with the SEC and incorporated by reference herein, is accurate only as of the date of such documents.

References in this prospectus to “U.S.$” are to lawful money of the United States of America.

WHERE YOU CAN FIND MORE INFORMATION

Neither Export Development Canada (“EDC”) nor Canada is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, both EDC and Canada file annual reports and other information with the SEC on a voluntary basis. These reports include certain financial, statistical and other information concerning EDC and Canada. You may read and copy any document EDC or Canada files with the SEC at the SEC’s public reference facility at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information. Information filed by EDC or Canada is also available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services.

The SEC allows EDC to “incorporate by reference” into this prospectus information filed by EDC and Canada with the SEC, which means that EDC can disclose important information to you by referring you to these documents.

This prospectus incorporates by reference the documents listed below:

•

EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2011 (file no. 002-62211) (filed with the SEC on May 4, 2012), as amended by Amendment No. 1 thereto on Form 18-K/A (filed with the SEC on June 18, 2012); and

•

Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (file no. 033-05368) (filed with the SEC on December 20, 2011), as amended by Amendment No. 1 thereto on Form 18-K/A (filed with the SEC on February 13, 2012), Amendment No. 2 thereto on Form 18-K/A (filed with the SEC on April 5, 2012) and Amendment No. 3 thereto on Form 18-K/A (filed with the SEC on July 17, 2012).

EDC also incorporates by reference all Annual Reports on Form 18-K and any amendments on Form 18-K/A filed with the SEC by EDC or Canada on or after the date hereof and prior to the termination of the offering of the debt securities offered hereunder. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

EDC undertakes to provide without charge to each person receiving a copy of this prospectus, upon oral or written request of such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be addressed to Jim McArdle, Senior Vice-President, Corporate Affairs and Secretary, Export Development Canada, 150 Slater Street, Ottawa, Ontario, Canada K1A 1K3 (Telephone: (613) 598-3016).

JURISDICTION AND CONSENT TO SERVICE

Neither EDC nor Canada has agreed to waive any immunity from jurisdiction or has appointed an agent in the United States upon which process may be served for any purpose. See “Description of the Debt Securities — Governing Law and Enforceability”.

EXPORT DEVELOPMENT CANADA

History and Purpose

EDC was established on October 1, 1969, by the Export Development Act, a statute of the Parliament of Canada.

EDC supports and develops Canada’s domestic and export trade and Canadian capacity to engage in that trade and to respond to international business opportunities. EDC offers a variety of services, including the provision of loans, guarantees, insurance and other agreements or undertakings, designed to assist Canadian exporters, small or large, that have a competitive product or service. These services supplement facilities available from private financial institutions so that purchases of Canadian exports may be financed on terms competitive with those offered in international markets, including government-supported export financing programs of other countries. The Budget Implementation Act, 2009 amended the Export Development Act to expand EDC’s mandate for a two-year period to include domestic activities, in addition to its traditional mandate related to export trade, and to suspend the regulations governing its domestic financing and insurance activities. This two-year period was initially extended to March 12, 2012 and then further extended to March 12, 2013.

The Head Office of EDC is located at 150 Slater Street, Ottawa, Canada K1A 1K3 (Telephone: (613) 598-2500). Regional Offices are in Calgary, Drummondville, Edmonton, Halifax, London (Ontario), Mississauga, Moncton, Montréal, Ottawa, Québec City, Regina, St. John’s, Toronto, Vancouver, Ville Saint-Laurent, Windsor and Winnipeg. In addition, EDC operates Foreign Representations in Abu Dhabi, Beijing, Düsseldorf, Istanbul, Lima, Mexico City, Monterrey, Moscow, Mumbai, New Delhi, Panama City, Rio de Janeiro, Santiago, São Paulo, Shanghai, Singapore and Warsaw.

Status as a Crown Corporation

EDC is an agent of Her Majesty in right of Canada and is a Crown corporation whose shares may be owned only by Canada. Crown corporations are established by the Parliament of Canada for many purposes, including the administration and management of public services in which business enterprise and public accountability must be combined. EDC is accountable for its affairs to Parliament through the Minister of International Trade.

USE OF PROCEEDS

The net proceeds of the debt securities to which this prospectus relates will be used for general corporate purposes unless otherwise stated in an applicable prospectus supplement.

DESCRIPTION OF THE DEBT SECURITIES

The following is a brief summary of the terms and conditions of the debt securities and the fiscal agency agreement under which the debt securities will be issued. Copies of the forms of debt securities and the form of fiscal agency agreement are or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits and to any applicable prospectus supplement. You should read the form of fiscal agency agreement, the forms of debt securities and any applicable prospectus supplement before making your investment decision.

The debt securities may be issued in one or more series as may be authorized from time to time by EDC. Reference is made to the applicable prospectus supplement for the following terms of debt securities offered thereby: (i) the designation, aggregate principal amount, any limitation on such principal amount and authorized denominations; (ii) the percentage of their principal amount at which such debt securities will be issued; (iii) the maturity date or dates; (iv) the interest rate, if any, which rate may be fixed, variable or floating; (v) the dates and paying agencies when and where interest payments, if any, will be made; (vi) any optional or mandatory redemption terms or repurchase or sinking fund provisions; (vii) whether such debt securities will be in bearer form with interest coupons, if any, or in registered form, or both, and restrictions on the exchange of one form for another, (viii) the currency in which the principal of and interest, if any, on the debt securities will be payable; (ix) any terms for conversions; (x) the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and (xi) other specific provisions.

There will be a fiscal agent or agents for EDC in connection with the debt securities whose duties with respect to any series will be governed by the fiscal agency agreement applicable to such series. EDC may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent from time to time. EDC may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent is the agent of EDC, is not a trustee for the holders of debt securities, and does not have the same responsibilities or duties to act for such holders as would a trustee.

References to principal and interest in respect of the debt securities shall be deemed also to refer to any Additional Amounts which may be payable. See “Payment of Additional Amounts”.

Status

The debt securities will constitute direct unconditional obligations of EDC and as such will carry the full faith and credit of Canada and will constitute direct unconditional obligations of and by Canada. Payments of the principal of and interest, if any, on the debt securities will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada. The obligations of EDC under each debt security will rank equally with all of EDC’s other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

Payment of Additional Amounts

All payments of, or in respect of, principal of and interest on the debt securities will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties, assessments or charges are required by law or by the administration or interpretation thereof to be withheld or deducted. In that event, unless otherwise provided in an applicable prospectus supplement, EDC (subject to its rights of redemption) will pay to the registered holders of the debt securities such additional amounts (the “Additional Amounts”) as will result (after withholding or deduction of the said taxes, duties, assessments or charges) in the payment to the holders of debt securities of the amounts which would otherwise have been payable in respect of the debt securities in the absence of such taxes, duties, assessments or charges, except that no such Additional Amounts shall be payable with respect to any debt security:

(a)	a beneficial owner of which is subject to such taxes, duties, assessment or charges in respect of such debt security by reason of such owner being connected with Canada otherwise than merely by the holding or ownership as a non-resident of Canada of such debt security;

(b)	presented for payment more than 15 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on the last day of such period of 15 days; for this purpose, the “Relevant Date” in relation to any debt security means whichever is the later of:

(i)	the date on which the payment in respect of such debt security becomes due and payable; or

(ii)	if the full amount of the moneys payable on such date in respect of such debt security has not been received by the relevant paying agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that moneys have been so received;

(c)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any other law implementing or complying with, or introduced in order to conform to, such directive; or

(d)	presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant debt security to another paying agent in a member state of the European Union.

Global Securities

The debt securities may be issued in the form of one or more fully registered global debt securities. The specific terms of the depositary arrangement with respect to any series of debt securities to be issued in the form of a global debt security will be described in the prospectus supplement relating to such series.

Governing Law and Enforceability

The debt securities and the fiscal agency agreement will provide that they are to be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, except as otherwise specified in the prospectus supplement.

No applicable law requires the consent of any public official or authority for proceedings to be brought in Canada or judgment to be obtained in any such proceedings against EDC or Canada arising out of or relating to obligations under the debt securities, nor is any immunity from jurisdiction available to EDC or Canada in any such proceedings, irrespective of whether a party to the proceedings or the holder of the debt security is or is not a resident within or a citizen of Canada. A judgment obtained in an action brought against Her Majesty in right of Canada in the Federal Court of Canada is not capable of being enforced by execution but is payable out of the Consolidated Revenue Fund of Canada. Pursuant to the Currency Act (Canada), a judgment by a court in Canada must be awarded in Canadian currency, and such judgment may be based on a rate of exchange in existence on a day other than the day of payment.

Neither EDC nor Canada has agreed to waive any immunity from jurisdiction or has appointed an agent in the United States upon which process may be served for any purpose. In the absence of a waiver of immunity by EDC or Canada, it would be possible to obtain a United States judgment in an action against EDC or Canada, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976 precludes the granting of sovereign immunity. However, even if a United States judgment could be obtained in any such action under that Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of EDC or Canada located in the United States to enforce a judgment obtained under that Act may not be possible except under the limited circumstances specified in that Act.

TAX MATTERS

Canadian Federal Income Tax Consequences

The following constitutes a summary of the principal Canadian federal income tax consequences for an investor who acquires debt securities pursuant to an offering by EDC, is the beneficial owner of the debt securities, at all times for the purposes of the Income Tax Act (Canada) (the “Tax Act”) holds the debt securities as capital property within the meaning of the Tax Act, and deals at arm’s length with EDC and any prospective purchaser of the debt securities.

Generally the debt securities will be considered to be capital property to an investor provided that the investor does not hold the debt securities in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure in the nature of trade. This summary does not apply to a financial institution (as defined in Section 142.2(1) of the Tax Act), an investor an interest in which is a “tax shelter instrument” (as defined in the Tax Act), or an investor who has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency.

This summary is based upon the provisions of the Tax Act, the regulations thereunder and the Canada Revenue Agency’s published administrative and assessing policies as of the date of this prospectus. It also takes into account specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Canadian federal Minister of Finance prior to the date of this prospectus, but there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or governmental action or interpretation, nor does it address any provincial or foreign income tax considerations. This summary discusses the tax considerations applicable to persons who purchase debt securities upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of the debt securities. The discussion does not address debt securities issued with original issue discount or other special features. The prospectus supplement or pricing supplement applicable to an issue of debt securities with such special features will address the federal income tax considerations relevant to investing in such debt securities and the discussion below is subject to any discussion of federal income tax considerations in an applicable prospectus supplement or pricing supplement.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR CONCERNING THE CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF DEBT SECURITIES. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS.

Investors Resident in Canada

The following section of this summary is applicable to an investor holding debt securities who, at all relevant times, is a resident of Canada for purposes of the Tax Act (a “Canadian investor”).

Interest

A Canadian investor (other than a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary) will be required to include in computing its income for a taxation year any interest on debt securities that becomes receivable or is received by it before the end of the year (depending upon the method regularly followed by the Canadian investor in computing income), except to the extent that such interest was included in computing the Canadian investor’s income for a preceding taxation year. In addition, if at any time a debt security is, or becomes, an “investment contract” (as defined in the Tax Act) in relation to such Canadian investor, the Canadian investor will be required to include in computing its income for a taxation year any interest that accrues to the Canadian investor on the debt security to the end of any “anniversary day” (as defined in the Tax Act) in that taxation year to the extent such interest was not otherwise included in the Canadian investor’s income for that taxation year or a preceding taxation year.

A Canadian investor that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on debt securities that accrues to it to the end of that year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing the Canadian investor’s income for a preceding taxation year.

Dispositions

A Canadian investor will generally be required to include in computing its income for the taxation year in which a disposition of a debt security occurs (or is deemed to occur) the amount of interest that accrues to it to the date of the disposition, except to the extent that such amount has otherwise been included in income.

In general, a disposition or deemed disposition of a debt security will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any accrued interest and any reasonable costs of disposition, exceed (or are less than) the Canadian investor’s adjusted cost base of such debt security immediately before the disposition. One-half of any such capital gain (a “taxable capital gain”) realized by a Canadian investor in a taxation year will be included in computing the Canadian investor’s income for the year. One-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian investor in a taxation year must be deducted from taxable capital gains realized by the Canadian investor in the year. Allowable capital losses in excess of taxable capital gains realized in the year may be carried back and deducted against net taxable gains realized in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Additional Refundable Tax

An investor that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including an amount in respect of interest and taxable capital gains.

Investors Not Resident in Canada

The following section of this summary is applicable to an investor holding debt securities who, at all relevant times, for the purposes of the Tax Act, is, or is deemed to be, a non-resident of Canada and who does not hold or is not deemed to use or hold the debt securities in carrying on business in Canada (a “non-resident investor”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

A non-resident investor will not be subject to Canadian non-resident withholding tax on any interest paid or credited on the debt securities, provided that none of the interest so payable is contingent or dependent on the use of, or production from, property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion (other than a change in the purchasing power of money) or by reference to dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation. No other Canadian taxes on income, including taxable capital gains on the disposition of a debt security, are payable by a non-resident investor in respect of a debt security.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debt securities by U.S. Holders (as defined below), but does not purport to be a complete analysis of all of the potential tax considerations. This summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated or proposed thereunder (“Treasury Regulations”), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with investors that will hold the debt securities as “capital assets”, and does not address tax considerations applicable to you if you are subject to special tax rules including those applicable to banks, tax-exempt organizations, insurance companies, dealers, traders in securities or other persons who are required or who elect to mark to market, persons that will hold debt securities as a position in a hedging, straddle, conversion or integrated transaction, or persons that have a functional currency other than the United States dollar. This summary discusses the tax considerations applicable to persons who purchase debt securities from the underwriters upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of the debt securities. The discussion does not address debt securities issued with original issue discount or other special features or warrants to purchase notes. The prospectus supplement applicable to an issue of debt securities with such special features will address the federal income tax considerations relevant to your investment in such debt securities and the discussion below is subject to any discussion of federal income tax considerations in an applicable pricing supplement. If a partnership holds a debt security, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding a debt security, you should consult your own tax advisor. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income). This summary does not cover any State or local or foreign tax implications of the acquisition, ownership, or disposition of the debt securities.

WE ENCOURAGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, the term “U.S. Holder” means the beneficial owner of a debt security that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation (including a publicly traded partnership or other person that is treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any State, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all of the trust’s substantial decisions (or for certain trusts formed prior to August 20, 1996, if such trust has a valid election in effect under U.S. law to be treated as a U.S. person).

Interest Payments

The term “interest” as used in this section “Certain U.S. Federal Income Tax Considerations” includes any additional amounts required to be paid under the terms of a debt security. Interest on a debt security that you receive or accrue (whether received in U.S. dollars or a currency other than the U.S. dollar (“foreign currency”)) will be taxable to you as ordinary interest income at the time it is accrued or paid, in accordance with your method of accounting for U.S. federal income tax purposes. Interest received or accrued by you on a debt security generally will be income from sources outside the United States for purposes of computing the foreign tax credit limitation. For foreign tax credit limitation purposes, the income will generally be “passive category income” or “general category income”. The rules regarding the availability of foreign tax credits are complex and your ability to credit foreign taxes may be subject to various limitations. You should discuss the foreign tax credit rules with your own tax advisor. If you are a cash basis taxpayer and you receive an interest payment in foreign currency, you will be required to include in income the U.S. dollar value of such payment determined on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time.

If you are an accrual basis holder of a debt security denominated in a foreign currency, you will be required to include in income the U.S. dollar value of the amount of interest income that has accrued with respect to an interest payment, determined by translating such income at the average rate of exchange for the relevant interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate for the portion of such interest accrual period within the taxable year. The average rate of exchange for an interest accrual period (or portion thereof) is the simple average of the exchange rates for each business day of such period (or such other average that is reasonably derived and consistently applied). You may elect to translate interest income (as well as interest expense) on debt instruments denominated in a foreign currency using the exchange rate on the last day of an interest accrual period (or the last day of the taxable year for the portion of such period within the taxable year). In addition, you may elect to use the exchange rate on the date of receipt (or payment) for such purpose if such date is within five business days of the last date of an interest accrual period. The election must be made in a statement filed with your return, and is applicable to all debt instruments for such year and thereafter unless changed with the consent of the Internal Revenue Service (the “IRS”).

Upon receipt of an interest payment (whether in a foreign currency or U.S. dollars), if you are an accrual basis taxpayer, you will recognize ordinary income or loss with respect to accrued interest income in an amount equal to the difference between the U.S. dollar value of the payment received (determined on the date such payment is received) in respect of such interest accrual period and the U.S. dollar value of the interest income that has accrued during such interest accrual period (as determined in the preceding paragraph). Any such income or loss generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the IRS.

Dispositions

Your tax basis in a debt security generally will be the U.S. dollar value of your purchase price of such debt security on the date of purchase. Upon the sale, exchange or redemption of a debt security, you generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption (or the U.S. dollar value of the amount if it is realized in a foreign currency) and your tax basis in such debt security. Except with respect to gains or losses attributable to changes in exchange rates, as described in the next paragraph, gain or loss so recognized will be capital gain or loss. You should consult your tax advisor regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) or losses (the deductibility of which is subject to limitations).

Gain or loss recognized by you on the sale, exchange or retirement of a debt security that is attributable to changes in the rate of exchange between the U.S. dollar and a foreign currency generally will be treated as ordinary income or loss. Such foreign currency gain or loss is recognized on the sale or retirement of a debt security only to the extent of total gain or loss recognized on the sale or retirement of such debt security.

Gain or loss that you realize on the sale or retirement of a debt security generally will be U.S. source gain or loss.

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a debt security will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time payment is received in consideration of such sale or retirement. The amount of gain or loss recognized on a sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency and will be ordinary gain or loss.

Backup Withholding and Information Reporting

In general, payments of interest on, and the proceeds of a sale, redemption or other disposition of, a debt security, payable to you by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to you as required under applicable regulations. Backup withholding will apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax return. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. You should consult your tax advisor as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding may be refunded or allowed as a credit against your U.S. federal income tax liabilities if the required information is timely furnished to the IRS.

Recently enacted legislation generally requires certain U.S. Holders to report information with respect to their investment in debt securities not held through a custodial account with a U.S. financial institution to the IRS. Investors who fail to report required information could become subject to substantial penalties. Prospective investors should consult their tax advisors regarding the possible implications of this new legislation on their investment in the debt securities.

THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO YOU. THE DISCUSSION ALSO DOES NOT ADDRESS FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO INVESTING IN DEBT SECURITIES ISSUED WITH ORIGINAL ISSUE DISCOUNT OR OTHER SPECIAL FEATURES AND IS SUBJECT TO ANY DISCUSSION OF FEDERAL INCOME TAX CONSIDERATIONS IN A PROSPECTUS SUPPLEMENT APPLICABLE TO AN ISSUE OF DEBT SECURITIES WITH SUCH SPECIAL FEATURES. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE DEBT SECURITIES.

PLAN OF DISTRIBUTION

EDC may sell the debt securities to which this prospectus relates in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents. Each prospectus supplement with respect to the debt securities will set forth the terms of the offering of the debt securities, including the name or names of any underwriters or agents, the purchase price of the debt securities and the net proceeds to EDC from such sale, any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the debt securities may be listed.

If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The debt securities may be sold directly by EDC or through agents designated by EDC from time to time. Any agent involved in the offer or sale of the debt securities will be named, and any commissions payable by EDC to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities for its own account.

Agents and underwriters may be entitled under agreements entered into with EDC to indemnification by EDC against certain civil liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for EDC in the ordinary course of business.

AUTHORIZED AGENT

The authorized agent of EDC in the United States is the Counsellor (Finance) at the Canadian Embassy at 501 Pennsylvania Avenue, N.W., Washington, D.C. 20001.

PUBLIC OFFICIAL DOCUMENTS

Information included or incorporated by reference herein, which is designated as being taken from a publication of Canada, or an agency or instrumentality thereof, is included or incorporated herein on the authority of such publication as a public official document.

PART II

(That required by Items (11), (13) and (14) and a part of that required by Item (3) of Schedule B of the Securities Act of 1933)

I.	All of the funded and floating debt of Export Development Canada and Canada is unsecured, hence there is no provision for substitution of security with regard thereto.

II.	An itemized statement showing expenses of Export Development Canada in connection with the sale of a particular issue of the debt securities will be provided in a post-effective amendment to this Registration Statement or in a report on Form 18-K or Form 18-K/A which will be incorporated by reference in this Registration Statement.

III.	Export Development Canada hereby agrees to furnish a copy of the opinion of Legal Counsel for Export Development Canada in respect of the legality of the debt securities.

CONTENTS

This Registration Statement comprises:

(1)	The facing sheet.

(2)	The Prospectus.

(3)	Part II, consisting of pages R-l to R-6.

(4)	The following exhibits:

99.1 —	Form of Fiscal Agency Agreement (incorporated herein by reference from Exhibit 99.6 to the Registrant’s Amendment No. 1 on Form 18-K/A (file no. 002-62211) to its Annual Report for the fiscal year ended December 31, 2011 as filed with the Commission on June 18, 2012).

99.2 —	Form of Underwriting Agreement (incorporated herein by reference from Exhibit 99.7 to the Registrant’s Amendment No. 1 on Form 18-K/A (file no. 002-62211) to its Annual Report for the fiscal year ended December 31, 2011 as filed with the Commission on June 18, 2012).

99.3 —	Consent of Clyde M. MacLellan, CA, Assistant Auditor General for the Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report dated February 23, 2012 on Export Development Canada’s consolidated financial statements for the fiscal year ended December 31, 2011.

99.4 —	Consent of Michael Ferguson, FCA, Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report dated September 1, 2011 on the Government of Canada’s condensed financial statements for the fiscal year ended March 31, 2011.

99.5 —

Auditor General Power of Attorney (incorporated herein by reference from Exhibit 99.5 to the Registrant’s Annual Report on Form 18-K (file no. 002-62211) for the fiscal year ended December 31, 2011 as filed with the Commission on May 4, 2012).

The consent of Legal Counsel to EDC will be included in such counsel’s opinion to be filed in accordance with the undertaking set forth above in paragraph III on page R-1.

Any exhibit required to be filed which is not filed herewith will be filed with a post-effective amendment hereto or as an exhibit to a document incorporated by reference herein.

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by paragraphs (i), (ii) and (iii) above if the information required to be included in a post-effective amendment is contained in any report filed or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(ii)	In an offering made in a manner substantially similar to that specified by Rule 415(a)(1)(x), as contemplated by Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, each prospectus filed by the Registrant pursuant to Rule 424(b)(2) or 424(b)(5) as part of a registration statement for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is a part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date).

(5)    That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Export Development Canada, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, Canada, on the 17th day of July, 2012.

Export Development Canada

/s/ Brian Laffin
By:	Brian Laffin
Vice-President and Treasurer

SIGNATURE OF AUTHORIZED AGENT

Pursuant to the Securities Act of 1933, as amended, appearing below is the signature of the duly Authorized Agent in the United States of the Registrant.

Export Development Canada

/s/ Pascale Dugré-Sasseville
By:	Pascale Dugré-Sasseville
Counsellor (Finance)
Authorized Agent
Washington, D.C.

July 17, 2012

EXHIBIT INDEX

99.1	—	Form of Fiscal Agency Agreement (incorporated herein by reference from Exhibit 99.6 to the Registrant’s Amendment No. 1 on Form 18-K/A (file no. 002-62211) to its Annual Report for the fiscal year ended December 31, 2011 as filed with the Commission on June 18, 2012).

99.2	—	Form of Underwriting Agreement (incorporated herein by reference from Exhibit 99.7 to the Registrant’s Amendment No. 1 on Form 18-K/A (file no. 002-62211) to its Annual Report for the fiscal year ended December 31, 2011 as filed with the Commission on June 18, 2012).

99.3	—	Consent of Clyde M. MacLellan, CA, Assistant Auditor General for the Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report dated February 23, 2012 on Export Development Canada’s consolidated financial statements for the fiscal year ended December 31, 2011.

99.4	—	Consent of Michael Ferguson, FCA, Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report dated September 1, 2011 on the Government of Canada’s condensed financial statements for the fiscal year ended March 31, 2011.

99.5	—	Auditor General Power of Attorney (incorporated herein by reference from Exhibit 99.5 to the Registrant’s Annual Report on Form 18-K (file no. 002-62211) for the fiscal year ended December 31, 2011 as filed with the Commission on May 4, 2012).